REVOCATION OF JOINT FILING AGREEMENT

December 15, 2025

      The undersigned is a party to that certain Joint Filing Agreement, dated December 19, 2024 (the "Joint Filing Agreement"). The undersigned hereby revokes the Joint Filing Agreement effective immediately.

DAYLI Partners, Inc.

By:/s/ Shin Seung Hyun
Name: Shin Seung Hyun
Title: CEO

DAYLI TRINITY HOLDINGS, Ltd.

By:/s/ Wonyong Park
Name: Wonyong Park
Title: CEO

DAYLI Fountainhead Project No.3 Private Equity Fund

By:/s/ Wonyong Park
Name: Wonyong Park
Title: Senior Manager